FORM OF BOND

$____________Dated: _______________

FOR VALUE RECEIVED, the undersigned, Robert Ventures Holdings LLC, a Delaware limited liability company, (the “Maker”), PROMISES TO PAY to the order of ____________________________ (together with its successors and assigns, the “Payee”) the principal sum of ______________________ ($__________ ), together with interest at the rate specified below. This Bond (the “Bond”) is being issued pursuant to the terms of the Bond Investor Agreement by and between the Maker and the Payee.

2. Payment.

(a) Calculation; Payment of Interest. Interest shall be:

paid on a monthly basis; or

compounded on a monthly basis and accrue on the Outstanding Principal Balance at the fixed interest rate of  eight percent (8%) per annum for Bonds with a one year lock up period pursuant to Section 2(c)(ii); or ten percent (10%) per annum for Bonds with a three year lock up period pursuant to Section 2(c)(ii), calculated from the day following the date that the Payee’s subscription to purchase this Bond was accepted by the Maker. Interest shall be computed on the basis of a year consisting of three hundred sixty-five (365) days based on the actual number of days elapsed. Such calculations shall be made in the Maker’s sole discretion. Monthly payments of interest will occur prior to the 10th business day of each month for the prior month.

(c) Redemption by Maker; Repayment at Payee’s Demand.

(i) Redemption by Maker. This Bond, or any portion hereof, may be prepaid at any time without penalty or premium. The Bond shall be redeemable at any time by the Maker upon five (5) days’ written notice to Payee at the Outstanding Principal Balance plus any accrued but unpaid interest up to but not including the date of redemption (the “Redemption Date”). Interest shall cease accruing on the Bond on the day before-the Redemption Date. The Outstanding Principal Balance together with interest through the Redemption Date shall be credited to the Payee’s Account paid to Payee within five (5) Business Days following the Redemption Date, upon which all amounts due under this Bond shall be deemed paid in full. “Business Day” shall mean any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close. The term “Outstanding Principal Balance” means, as of any date of determination, the principal amount of this Bond that remains unpaid.

(ii) Repayment at Payee’s Demand. After        one year; or        three years from the date of this Bond, the Payee shall have the right to cause the Maker to repay the Bond after providing ninety (90) days prior written notice to Maker at the repayment amount of the Outstanding Principal Balance plus any accrued but unpaid interest up to but not including the date of repurchase (the “Repayment Date”), subject to the limitations set forth under Section 5(d) and Section 5(e) of the Bond Investor Agreement. Interest shall cease accruing on the Bond on the Repayment Date. The Outstanding Principal Balance together with interest through the Repayment Date shall be paid to Payee five (5) Business Days following the Repayment Date, upon which all amounts due under this Bond shall be deemed paid in full. The Payee’s right to demand repayment of the Bond is limited pursuant to the terms of the Bond Investor Agreement.

3. Unsecured. This Bond is not secured by any mortgage, lien, pledge, charge, financing statement, security interests, hypothecation, or other security device of Maker of any type, and is a general unsecured obligation of the Maker.

4. Events of Default. If any one of the following events shall occur and be continuing (each, an “Event of Default”): (i) the Maker shall fail to pay as and when due in accordance with the terms hereof any Outstanding Principal Balance or accrued but unpaid interest on this Bond, and such failure shall continue for ninety (90) business days; or (ii) the Maker shall file a petition for relief or commence a proceeding under any bankruptcy, insolvency, reorganization or similar law (or its governing board shall authorize any such filing or the commencement of any such proceeding), have any liquidator, administrator, trustee or custodian appointed with respect to it or any substantial portion of its business or assets, make a general assignment for the benefit of creditors or generally admit its inability to pay its debts as they come due; then in any such event the Payee may, by written notice to the Maker, declare the entire Outstanding Principal Balance together with all interest accrued and unpaid thereon to be immediately due and payable, whereupon this Bond and all such accrued interest shall become and be immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Maker. Notwithstanding the foregoing, if any event described in clause (ii) above shall occur, the entire Outstanding Principal Balance together with all interest accrued and unpaid thereon shall automatically become due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Maker.

5. Binding Effect; Assignment. This Bond shall be binding upon the Maker and its successors and inure to the benefit of the Payee and its successors and assigns. This Bond and the rights of Payee hereunder may not be assigned or transferred without the consent of Maker, and any such assignment or transfer without the Maker’s consent shall be null and void. The obligations of the Maker under this Bond may not be delegated to or assumed by any other party, and any such purported delegation or assumption shall be null and void.

6. Miscellaneous.

(a) Both the Outstanding Principal Balance and interest are payable in lawful money of the United States of America. If any payment due hereunder does not fall on a Business Day, such payment shall be payable on the next succeeding Business Day, with interest accruing thereon until the date of payment thereof.

(b) If Maker shall fail to pay any amount payable hereunder on the due date therefor, Maker shall pay all costs of collection, including, but not limited to, attorney’s fees and expenses, incurred by Payee on account of such collection.

(c) The Maker waives presentment, demand, protest and notice of any kind (including notice of presentment, demand, protest, dishonor and nonpayment). The Maker shall pay the Payee all sums which are payable pursuant to the terms of this Bond without setoff, recoupment or deduction of any kind or for any reason whatsoever.

(d) No delay on the part of the Payee in exercising any option, power or right hereunder, shall constitute a waiver thereof, nor shall the Payee be estopped from enforcing the same or any other provision at any later time or in any other instance. No waiver of any of the terms or provisions of this Bond shall be effective unless in writing, duly signed by the party to be charged. This Bond shall not be modified except by a writing signed by both the Maker and the Payee.

(e) This Bond shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to principles of conflict of laws.

IN WITNESS WHEREOF, the Maker has caused this Bond to be duly executed as of the date first above written.

ROBERT VENTURES HOLDINGS LLC

By:          ________________________________________________

Name:     ________________________________________________

Title:       ________________________________________________